

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



20170064

DIVISION OF
CORPORATION FINANCE

January 31, 2017

Robert L. Kimball
Vinson & Elkins LLP
rkimball@velaw.com

Re: Southwest Airlines Co.
Incoming letter dated January 16, 2017

Dear Mr. Kimball:

This is in response to your letter dated January 16, 2017 concerning the shareholder proposal submitted to Southwest by Kenneth Steiner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 31, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Southwest Airlines Co.
Incoming letter dated January 16, 2017

The proposal requests that the board take the steps necessary to adopt a bylaw that prior to the annual meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the board and shall not be used to solicit votes.

There appears to be some basis for your view that Southwest may exclude the proposal under rule 14a-8(i)(7), as relating to Southwest's ordinary business operations. In this regard, we note that the proposal relates to the monitoring of preliminary voting results with respect to matters that may relate to Southwest's ordinary business. Accordingly, we will not recommend enforcement action to the Commission if Southwest omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

Vinson&Elkins

Robert L. Kimball rkimball@velaw.com
Tel +1.214.220.7860 **Fax** +1.214.999.7860

January 16, 2017

VIA EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549
shareholderproposals@sec.gov

Re: Southwest Airlines Co. – Omission of Shareholder Proposal Submitted by Kenneth Steiner Relating to Access to Preliminary Voting Results

Ladies and Gentlemen:

On behalf of our client, Southwest Airlines Co., a Texas corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) of Regulation 14A promulgated under the Securities Exchange Act of 1934 (each rule promulgated thereunder, a "Proxy Rule") to request respectfully that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal, dated October 25, 2016 and submitted by Mr. Kenneth Steiner (the "Proponent") to the Company by email on November 17, 2016, regarding confidential voting (including the supporting statement contained therein, the "Proposal") may properly be omitted from the proxy materials (the "2017 Proxy Materials") that the Company will distribute in connection with its 2017 annual meeting of shareholders.

The Company intends to file its definitive 2017 Proxy Materials on or about April 7, 2017. In accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we are emailing this letter and the exhibit hereto to the Staff at shareholderproposals@sec.gov. Because we are submitting this request electronically pursuant to SLB 14D, we are not enclosing six copies of this correspondence as is ordinarily required by Proxy Rule 14a-8(j)(2). In accordance with Proxy Rule 14a-8(j)(1), a copy of this letter and the exhibit hereto is being sent simultaneously to the Proponent by email.

I. The Proposal

The Proposal states, in relevant part:

> Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast

by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement shall apply to:

- Management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under applicable stock exchange rules

- Proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (such as say-on-pay votes)

- Rule 14a-8 shareholder proposals included in the proxy

This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum.

II. Basis for Exclusion

We hereby respectfully request that the Staff concur in the Company's view that it may exclude the Proposal from the 2017 Proxy Materials pursuant to Proxy Rule 14a-8(i)(7) because the Proposal seeks to deal with matters relating to the Company's ordinary business operations.

III. Background

On November 17, 2016, the Company received the Proposal, accompanied by a cover letter from the Proponent, by email. On November 30, 2016, after confirming that the Proponent was not a shareholder of record, in accordance with Proxy Rule 14a-8(f)(1), the Company sent a letter to the Proponent (the "Deficiency Letter") requesting a written statement from the record owner of the Proponent's shares verifying that the Proponent beneficially owned the requisite number of shares of the Company's common stock continuously for at least one year as of the date of submission of the Proposal. On December 12, 2016, the Company received a letter from TD Ameritrade (the "Broker Letter") confirming that the Proponent beneficially held the requisite number of shares. A copy of the Proposal, the cover letter to the Proposal, the Deficiency Letter and the Broker Letter is attached hereto as Exhibit A.

IV. The Proposal May Be Excluded Pursuant to Proxy Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to the Company's Ordinary Business Operations

Under Proxy Rule 14a-8(i)(7), a shareholder proposal may be excluded from a company's proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated that the policy underlying the ordinary business exclusion rests on two central considerations. The first recognizes that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

In accordance with these principles, the Staff has permitted the exclusion under Proxy Rule 14a-8(i)(7) of proposals relating to the conduct of the annual meeting process and that seek to regulate the company's communications with its shareholders during the proxy solicitation process, including proposals substantially identical to the Proposal. For example, in *The Boeing Co.* (Jan. 6, 2017), *Ferro Corp.* (Jan. 6, 2017), *Honeywell International Inc.* (Jan. 6, 2017), *L-3 Communications Holdings, Inc.* (Jan. 6, 2017), *Ni-Source Inc.* (Jan. 6, 2017), *Praxair, Inc.* (Jan. 6, 2017), *Baxter International Inc.* (Dec. 27, 2016), *Kohl's Corp.* (Dec. 27, 2016) and *Pfizer Inc.* (Dec. 27, 2016), the proposal at issue read, or substantially read, as follows:

> Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement shall apply to:
>
> - Management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under applicable stock exchange rules
>
> - Proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (such as say-on-pay votes)
>
> - Rule 14a-8 shareholder proposals included in the proxy
>
> This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum.

In granting relief under Proxy Rule 14a-8(i)(7), the Staff noted that "the proposal relates to the monitoring of preliminary voting results with respect to matters that may relate to [the Company's] ordinary business." *See also Verizon Communications Inc.* (Jan. 22, 2015) (permitting exclusion under Proxy Rule 14a-8(i)(7) of a proposal requesting that "preliminary outcome of votes cast by proxy on uncontested matters, including interim tallies of votes for and against, . . . not be available to management," noting that the proposal "relates to the monitoring of preliminary voting results with respect to matters that may relate to Verizon's ordinary business"); *NetApp, Inc.* (July 15, 2014) (permitting exclusion under Proxy Rule 14a-8(i)(7) of a proposal requesting that "[n]o preliminary voting results ... be provided to management prior to a shareholder meeting unless the board determines that there is a compelling reason to obtain them," noting that the proposal "relates to the monitoring of preliminary voting results with respect to matters that may relate to NetApp's ordinary business"); and *FedEx Corp.* (July 18, 2014) (permitting exclusion under Proxy Rule 14a-8(i)(7) of a proposal requesting that "preliminary voting results . . . not be provided to management prior to a shareholder meeting unless the board determines that there is a compelling reason to obtain them," noting that the proposal "relates to the monitoring of preliminary voting results with respect to matters that may relate to FedEx's ordinary business").

As in the precedents described above, the Proposal relates to the monitoring of preliminary voting results with respect to matters that may relate to the Company's ordinary business. In particular, similar to the proposal in *Boeing*, *Ferro*, *Honeywell*, *L-3 Communications*, *Ni-Source*, *Praxair*, *Baxter*, *Kohl's*, *Pfizer* and *Verizon*, the Proposal seeks to prevent the Company's management from accessing the preliminary outcome of votes cast by proxy on uncontested matters, including votes for and against those matters. In addition, as in *Pfizer*, *Baxter*, *Kohl's* and *Verizon*, the Proposal requests that the proposed "enhanced confidential voting requirement" apply to (a) management-sponsored or Board-sponsored resolutions that seek approval of executive pay or for other purposes, (b) proposals required by law or the Company's bylaws to be submitted to a shareholder vote, and (c) any Proxy Rule 14a-8 shareholder proposal included in the proxy. The Proposal also limits the scope of the proposed confidential voting requirement similar to the manner proposed in *Boeing*, *Ferro*, *Honeywell*, *L-3 Communications*, *Ni-Source*, *Praxair*, *Baxter*, *Kohl's*, *Pfizer* and *Verizon*, including that the requirement not apply to the election of directors or to contested proxy solicitations, except at the board's discretion, and that the requirement not impede the ability of the Company to monitor the number of votes cast to achieve a quorum. Given the substantial similarities between the Proposal and the proposals at issue in *Boeing, Ferro, Honeywell, L-3 Communications, Ni-Source, Praxair, Baxter, Kohl's, Pfizer* and *Verizon* and given the lack of any meaningful distinction between the Proposal and the proposals at issue in *Boeing, Ferro, Honeywell, L-3 Communications, Ni-Source, Praxair, Baxter, Kohl's, Pfizer* and *Verizon* or between the Company and The Boeing Co., Ferro Corp., Honeywell International Inc., L-3 Communications Holdings, Inc., Ni-Source Inc., Praxair, Inc., Baxter International Inc., Kohl's Corp. and Pfizer Inc. as it relates to the proposed confidential voting requirement, it is clear that the Proposal likewise relates to the monitoring of preliminary voting results with respect to matters that may relate to the Company's ordinary business.

Accordingly, consistent with the precedents described above, the Proposal may be excluded from the 2017 Proxy Materials pursuant to Proxy Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

V. Conclusion

Based on the foregoing analysis, we respectfully request the Staff concur that it will take no action if the Company excludes the Proposal from the 2017 Proxy Materials.

Should the Staff disagree with the Company's conclusions regarding the exclusion of the Proposal from the 2017 Proxy Materials, or should the Staff desire any additional information in support of the Company's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the Staff's issuance of its response. Please do not hesitate to contact me at (214) 220-7860 or rkimball@velaw.com.

Sincerely,



Robert L. Kimball

cc: Mark Shaw, Senior Vice President, General Counsel and Corporate Secretary [Company]
Marilyn Post, Associate General Counsel [Company]
John Chevedden [for the Proponent]

Encl.

Exhibit A

See attached.

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Mark Shaw
Corporate Secretary
Southwest Airlines Co. (LUV)
2702 Love Field Drive
Dallas, TX 75235
PH: 214-792-4000
PH: 214-792-6143
FX: 214-792-5015
FX: 214-792-6200
FX: 214-792-4011

Dear Mr. Shaw,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner

10-25-16
Date

[LUV: Rule 14a-8 Proposal, November 17, 2016]
[This line and any line above it is not for publication.]

Proposal [4] – Confidential Voting

Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement shall apply to:

• Management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under applicable stock exchange rules

• Proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (such as say-on-pay votes)

• Rule 14a-8 shareholder proposals included in the proxy

This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum.

Our management is often able to monitor voting results and then decide to spend shareholder money to influence the outcome on matters where they have a direct self-interest such as such as the ratification of lucrative stock options and to obtain more votes for their high executive pay.

Southwest shareholders have given strong support to shareholder proposals on governance topics like this proposal. For instance Southwest shareholders gave 69% support to a shareholder proposal for shareholder proxy access in 2016.

Please vote again to enhance shareholder value:

Confidential Voting – Proposal [4]

[The line above is for publication.]

Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
*** FISMA & OMB Memorandum M-07-16 ***

Southwest Airlines Co.
Mark R. Shaw
Senior Vice President, General Counsel &
Corporate Secretary
P.O. Box 36611, Dallas, Texas 75235-1611
(214) 792-6143



November 30, 2016

VIA FEDERAL EXPRESS AND E-MAIL

Kenneth Steiner
c/o John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Steiner:

We are in receipt of your letter, dated October 25, 2016 and e-mailed to us on November 17, 2016 (the "*Letter*"), in which you request that Southwest Airlines Co. (the "*Company*" or "*we*") include in its proxy statement for its 2017 Annual Meeting of Shareholders a proposal relating to confidential voting.

We have reviewed your request in the context of Rule 14a-8 under the Securities Exchange Act of 1934 ("*Rule 14a-8*"). As described below, the Letter fails to demonstrate your eligibility to include a proposal in our proxy statement in accordance with Rule 14a-8. For your convenience, a copy of Rule 14a-8 is enclosed herewith.

In order to be eligible to include your proposal in our proxy statement, Rule 14a-8(b) requires that you must have continuously owned at least $2,000 in market value, or 1%, of the Company's voting securities for at least one year prior to November 17, 2016 and that you continue to hold such securities through the date of our 2017 Annual Meeting of Shareholders. According to our transfer agent and registrar, none of the Company's securities are owned in your name. As a result, you must prove your eligibility to include a proposal by providing us a written statement of the record holder of your securities (usually a broker or bank) verifying that at November 17, 2016, you had continuously held the required securities for at least one year. Your response providing this information must be post-marked or transmitted electronically to us no later than 14 days after the date you receive this letter. If you properly establish your eligibility, we will further evaluate your proposal.

Thank you for your interest in Southwest Airlines Co.

Sincerely,

Mark R. Shaw
Senior Vice President, General Counsel and
Corporate Secretary

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) ***Question 1:*** What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) ***Question 2:*** Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) ***Question 3:*** How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) ***Question 4:*** How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) ***Question 5:*** What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statementreleased to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxymaterials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) ***Question 6:*** What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) ***Question 7:*** Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) ***Question 8:*** Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materialsfor any meetings held in the following two calendar years.

(i) ***Question 9:*** If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (I)(1):
Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (I)(2):
We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of proxy rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal grievance; special interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of power/authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Director elections:*** If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) ***Conflicts with company's proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (I)(9):
A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) ***Substantially implemented:*** If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (I)(10):
A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of

executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxymaterials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxymaterials within the preceding 5 calendar years, a company may exclude it from its proxymaterials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific amount of dividends:*** If the proposal relates to specific amounts of cash or stock dividends.

(j) ***Question 10:*** What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statementand form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) ***Question 11:*** May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) ***Question 12:*** If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) ***Question 13:*** What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]



LUV

Post-it® Fax Note 7671	Date 12-12-16 # of pages ▸
To Mark Shaw	From John Chevedden
Co./Dept.	Co.
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***
Fax # 214-792-4011	Fax #

December 12, 2016

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 *** in TD Ameritrade Clearing Inc. DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter confirms that, as of the date of this letter, you have continuously held no less than 500 shares of each of the following stocks in the above referenced account since July 1, 2015.

1. Bank of America Corporation (BAC)
2. Southwest Airlines Co (LUV)
3. The Dow Chemical Company (DOW)
4. Ameren Corporation (AEE)

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Andrew P Haag
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

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